FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	May 12, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the first quarter ended March 31, 2022

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2022

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the First Quarter of Fiscal 2022	9

III	Company Information

	(1) Shares	10

	(2) Directors and Executive Officers	11

IV	Financial Statements

	(1) Consolidated Financial Statements	12

	(2) Other Information	43

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2022	Three months ended March 31, 2021	Year ended December 31, 2021
Net sales	879,350	842,651	3,513,357
Income before income taxes	67,697	66,048	302,706
Net income attributable to Canon Inc.	45,975	44,454	214,718
Comprehensive income (loss)	160,465	142,198	406,815
Canon Inc. shareholders’ equity	2,971,967	2,670,231	2,873,773
Total equity	3,198,238	2,882,819	3,098,429
Total assets	4,944,822	4,734,410	4,750,888
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	43.97	42.51	205.35
Diluted (yen)	43.96	42.50	205.29
Canon Inc. shareholders’ equity to total assets (%)	60.1	56.4	60.5
Cash flows from operating activities	15,424	129,246	451,028
Cash flows from investing activities	(35,051)	(39,265)	(207,256)
Cash flows from financing activities	38,230	(25,787)	(267,366)
Cash and cash equivalents at end of period	432,362	483,403	401,395

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 331 consolidated subsidiaries, and 10 affiliates accounted for using the equity method, as of March 31, 2022, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, and industrial and others. No material change in Canon’s business has occurred during the three months ended March 31, 2022.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2022.

II.	The Business

(1)	Risk Factors

No new risks have been identified during the three months ended March 31, 2022. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Operating Results

Looking back at the first quarter of 2022, the global economy continued to recover, despite the resurgence of the COVID-19 Omicron variant, due to increased booster vaccination rates and easing of restrictions of economic activities in various countries. However, the global shortage of semiconductor chips and the disruption in logistics due to high demand continued, and the economic outlook became increasingly uncertain due to the worsening Ukraine crisis and acceleration of inflation. In the United States, economic recovery continued due to an increase in personal consumption and a solid employment situation through economic measures. In Europe, consumption began to drop due to a decrease in exports caused by economic and financial sanctions and rising prices caused by worsening conditions relating to the Ukraine crisis. However, economic activity in the United Kingdom and other countries began to return to their pre-COVID levels. In China, personal consumption declined due to restrictions under its Zero-COVID strategy, although domestic demand recovered as government-related infrastructure investment increased. In other emerging countries, the economy gradually recovered as a result of eased restrictions. In Japan, economic recovery remained moderate due to ongoing quasi-emergency measures.

In the markets in which Canon operates, despite the impact of the shortage of semiconductor chips as well as production delays due to the resurgence of COVID-19 infections and supply chain disruptions, demand remained firm. Demand for office multifunction devices (MFDs) and laser printers continued to recover. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras. For medical equipment, resumption of routine examinations at medical institutions continued, although demand in Japan declined this year due to last year’s Japanese government spending. For lithography equipment, demand for semiconductor lithography equipment continued amid favorable market conditions in a wide range of products such as memory and logic. For FPD (Flat Panel Display) lithography equipment, capital investments from panel manufacturers remained solid.

The average value of the yen in the first quarter was ¥116.33 against the U.S. dollar, a year-on-year depreciation of approximately ¥10, and ¥130.40 against the euro, a year-on-year depreciation of approximately ¥3.

Summarized results of the consolidated statements of income for the three months ended March 31, 2022 and March 31, 2021 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Three months ended March 31, 2022	Change	Three months ended March 31, 2021
Net sales	879,350	+4.4%	842,651
Gross profit	394,392	+2.6	384,359
Operating expenses	318,252	+1.4	313,795
Operating profit	76,140	+7.9	70,564
Other income (deductions)	(8,443)	—	(4,516)
Income before income taxes	67,697	+2.5	66,048
Net income attributable to Canon Inc.	45,975	+3.4	44,454

Net income attributable to Canon Inc. shareholders per share:
Basic	43.97	+3.4	42.51
Diluted	43.96	+3.4	42.50

As for the first quarter, despite the shortage of semiconductor chips and the disruption in logistics due to high demand, Canon prioritized product supply by maximizing production, which was achieved by switching to different parts and developing business with new component suppliers. Net sales for the first quarter increased by 4.4% year-on-year to ¥879.4 billion due to rising prices of products and depreciation of the yen. Gross profit as a percentage of net sales decreased by 0.7 points to 44.9% due to the rising costs of parts and logistics. However, first-quarter gross profit increased by 2.6% year-on-year to ¥394.4 billion due to the depreciation of the yen. Operating expenses increased by 1.4% year-on-year to ¥318.3 billion as a result of an increase in operating expenses denominated in foreign currencies due to the depreciation of the yen and non-recurring expenses incurred to close a certain production facility, despite the continued efficiency-focused controls of expenses and a gain on the sale of a branch of an overseas sales subsidiary that determined it to be unnecessary after conducting a functional review. As a result, operating profit increased by 7.9% year-on-year to ¥76.1 billion. Other income (deductions) decreased by ¥3.9 billion year-on-year to a loss of ¥8.4 billion, mainly due to valuation losses on securities and currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes increased by 2.5% year-on-year to ¥67.7 billion and net income attributable to Canon Inc. increased by 3.4% year-on-year to ¥46.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥43.97 for the first quarter, a year-on-year increase of ¥1.46.

(2)	Operating Results and Financial Conditions (continued)

Operating results by business unit for the three months ended March 31, 2022 and March 31, 2021 are as follows:

Printing Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2022	Change	Three months ended March 31, 2021
Net sales:
Office	194,847	+5.5%	184,758
Prosumer	235,585	+7.0	220,158
Production	73,211	+15.7	63,258

External customers total	503,643	+7.6	468,174
Intersegment	1,135	-3.9	1,181

Total	504,778	+7.5	469,355
Operating cost and expenses	452,574	+8.7	416,195

Operating Profit	52,204	-1.8	53,160
Income before income taxes	55,056	+0.7	54,674

As for the Printing Business Unit, demand for office MFDs recovered. However, unit sales decreased compared with the previous year due to the shortage of semiconductor chips. As for laser printers, unit sales increased compared with the previous year due to solid demand. Sales of services and consumables increased compared with the previous year thanks to increases in customer print volumes as a result of recovering in office occupancy rates. For inkjet printers, unit sales of both Cartridge Printers and Refillable Ink Tank Printers were above those of the same period of the previous year due to solid global demand. For equipment in the production printing market, unit sales increased compared with the previous year mainly in the United States and Europe due to strong sales of the varioPRINT iX series of high-speed sheet-fed color inkjet presses. These factors resulted in total sales for the business unit of ¥504.8 billion, a year-on-year increase of 7.5%, while income before income taxes increased by 0.7% year-on-year to ¥55.1 billion due to a recovery of services and consumables, despite rising costs of parts and logistics. Sales and income increased in the Printing Business Units as a whole, and income before income taxes as a percentage of net sales remained high at 10.9%.

Imaging Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2022	Change	Three months ended March 31, 2021
Net sales:
Cameras	101,312	+5.7%	95,846
Network cameras and Others	55,664	+6.5	52,263

External customers total	156,976	+6.0	148,109
Intersegment	225	-54.5	495

Total	157,201	+5.8	148,604
Operating cost and expenses	143,840	+10.2	130,469

Operating Profit	13,361	-26.3	18,135
Income before income taxes	13,727	-24.0	18,053

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were below those of the same period of the previous year due to the shortage of semiconductor chips, despite strong demand of the EOS R5 and EOS R6 full-frame mirrorless cameras. Unit sales of interchangeable lenses increased due to strong sales of RF-series interchangeable lenses, which expanded the product lineup. As for network cameras, sales increased mainly as a result of strengthening sales activities for such diversified applications as monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. As for professional video production equipment, unit sales of Cinema EOS-series, professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥157.2 billion, a year-on-year increase of 5.8%, while income before income taxes decreased by 24.0% year-on-year to ¥13.7 billion mainly as a result of non-recurring expenses relating to the closing of certain production facility, despite the improvement of profitability due to an enhanced product mix.

Medical Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2022	Change	Three months ended March 31, 2021
Net sales:
External customers total	118,103	-5.0%	124,328
Intersegment	95	+10.5	86

Total	118,198	-5.0	124,414
Operating cost and expenses	111,877	-0.9	112,899

Operating Profit	6,321	-45.1	11,515
Income before income taxes	6,417	-45.2	11,714

As for the Medical Business Unit, demand due to supplementary government spending in Japan during the last year caused a negative impact. In addition, the resurgence of COVID-19 infections also affected equipment installation. However, sales order activities increased due to higher demand for updating equipment following a return to normal operations at medical institutions. These factors resulted in total sales for the business unit of ¥118.2 billion, a year-on-year decrease of 5.0%, while income before income taxes decreased by 45.2% year-on-year to ¥6.4 billion as a result of decreased unit sales and rising costs of parts and logistics, despite the promotion of greater expense efficiency.

Industrial and Other Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2022	Change	Three months ended March 31, 2021
Net sales:
Lithography equipment	48,215	+8.9%	44,282
Industrial equipment	17,883	-32.1	26,325
Others	35,082	+11.1	31,577

External customers total	101,180	-1.0	102,184
Intersegment	24,643	+10.2	22,368

Total	125,823	+1.0	124,552
Operating cost and expenses	114,547	-0.7	115,395

Operating Profit	11,276	+23.1	9,157
Income before income taxes	11,547	+24.8	9,249

As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year due to strong sales in a wide range of products such as memory and logic and the maximum utilization of production capacity. For FPD lithography equipment, unit sales decreased compared with the previous year, when delay of equipment installation was caught up, although capital investments from panel manufacturers remained solid. These factors resulted in total sales for the business unit of ¥125.8 billion, a year-on-year increase of 1.0%, while income before income taxes totaled ¥11.5 billion, a year-on-year increase of 24.8% as a result of the improvement of profitability due to economies of scale caused by strong sales and an enhanced product mix. Sales and income increased in the Industrial and Others Business Units as a whole.

Financial Conditions

	Millions of yen (except percentage data)
	March 31, 2022	Change	December 31, 2021
Total assets	4,944,822	193,934	4,750,888
Total liabilities	1,746,584	94,125	1,652,459
Canon Inc. shareholders’ equity	2,971,967	98,194	2,873,773
Noncontrolling interests	226,271	1,615	224,656
Total equity	3,198,238	99,809	3,098,429
Total liabilities and equity	4,944,822	193,934	4,750,888
Canon Inc. shareholders’ equity as a percentage of total assets	60.1%	-0.4	60.5%

Total assets increased by ¥193.9 billion to ¥4,944.8 billion at March 31, 2022 compared to the end of the previous year, mainly due to the increase of cash and cash equivalents and inventories. In response to the shortage of semiconductor chips and the disruption in logistics due to high demand, inventories increased as a result of higher inventory levels of key components and main products combined with the impact of the depreciation of the yen. Total liabilities increased by ¥94.1 billion to ¥1,746.6 billion at March 31, 2022 compared to the end of previous year, mainly due to the increase of short-term loans. The balance of total equity increased by ¥99.8 billion to ¥3,198.2 billion at March 31, 2022 compared to the end of previous year, mainly due to the accumulation of net income attributable to Canon Inc. and the decrease of accumulated other comprehensive loss resulting from the depreciation of the yen although the payment of dividends to Canon Inc. shareholders decreased total equity. As a result, Canon Inc. shareholders’ equity as a percentage of total assets declined by 0.4 points to 60.1% compared to the end of the previous year. However, Canon has achieved its goals of developing a solid financial base with the equity as a percentage of total assets continuously exceeding the threshold of 60%.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

	Millions of yen
	Three months ended March 31, 2022	Change	Three months ended March 31, 2021
Net cash provided by operating activities	15,424	-113,822	129,246
Net cash used in investing activities	(35,051)	+4,214	(39,265)
Free cash flow	(19,627)	-109,608	89,981
Net cash provided by (used in) financial activities	38,230	+64,017	(25,787)
Effect of exchange rate changes on cash and cash equivalents	12,364	+839	11,525
Net change in cash and cash equivalents	30,967	-44,752	75,719
Cash and cash equivalents at beginning of period	401,395	-6,289	407,684
Cash and cash equivalents at end of period	432,362	-51,041	483,403

In the first quarter, cash flow from operating activities decreased by ¥113.8 billion year-on-year to ¥15.4 billion as a result of higher inventory levels as mentioned above in Financial Conditions, and increased payment of income taxes due to increased taxable income. Cash flow used for investing activities decreased by ¥4.2 billion year-on-year to ¥35.1 billion mainly due to an increase in the sale of fixed assets, despite continued capital investment aimed at efficiency and productivity. Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. Free cash flow totaled negative ¥19.6 billion, a decrease of ¥109.6 billion compared with that of the previous year.

Cash flow from financing activities increased by ¥64.0 billion year-on-year to ¥38.2 billion mainly due to an increase in short-term loans, offset by a dividend payout, which increased ¥15.7 billion year-on-year.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥31.0 billion to ¥432.4 billion from the end of the previous year.

Non-GAAP Financial Measures

Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using “free cash flow,” which is a non-GAAP measure.

Canon believes this measure, which takes into consideration its operating and investing activities, is beneficial to an investor’s understanding of its current liquidity and the alternatives of uses in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measure calculated and presented in accordance with U.S. GAAP is set forth on the following table.

Billions of yen
Three months ended March 31, 2022
Net cash provided by operating activities	15.4
Net cash used in investing activities	(35.1)

Free cash flow	(19.6)

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the three months ended March 31, 2022.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the three months ended March 31, 2022.

Research and Development Expenses

Canon’s research and development expenses for the three months ended March 31, 2022 totaled ¥71.3 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first three months of 2022.

(2)	Prospect of Capital Investment in the first three months of Fiscal 2022

There were no completions of new construction or disposal of asset plans, which had been in progress as of December 31, 2021, during the first three months of 2022.

(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2022

No material contracts were entered into during the three months ended March 31, 2022.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2022
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

Not applicable.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2022
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2021.

	As of December 31, 2021
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 287,991,700	—
Shares with full voting rights (Others)	1,044,443,500	10,444,435
Fractional unit shares (Note)	1,328,264	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,444,435

Note:

In “Fractional unit shares” under “Number of shares,” 5 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	287,991,700	21.59%

Total	287,991,700	21.59%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2021 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2021 and the end of this quarter.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	432,362	401,395
Short-term investments (Notes 2 and 17)	4,001	3,377
Trade receivables, net (Note 3)	541,282	522,432
Inventories (Note 4)	733,211	650,568
Prepaid expenses and other current assets (Notes 6, 11, 13 and 17)	321,313	314,489
Allowance for credit losses (Notes 3 and 6)	(14,486)	(13,916)

Total current assets	2,017,683	1,878,345

Noncurrent receivables (Note 15)	15,658	16,388
Investments (Notes 2 and 17)	59,503	60,967
Property, plant and equipment, net (Note 5)	1,047,505	1,041,403
Operating lease right-of-use assets (Note 14)	105,978	95,791
Intangible assets, net	299,718	301,793
Goodwill	975,290	953,850
Other assets (Note 6)	426,122	404,720
Allowance for credit losses (Note 6)	(2,635)	(2,369)

Total assets	4,944,822	4,750,888

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	March 31, 2022	December 31, 2021
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	145,098	44,891
Short-term loans related to financial services	42,100	42,300
Other short-term loans and current portion of long-term debt	102,998	2,591
Trade payables (Note 7)	351,401	338,604
Accrued income taxes	26,615	43,081
Accrued expenses (Note 15)	330,871	323,929
Current operating lease liabilities (Note 14)	31,707	30,945
Other current liabilities (Notes 11, 13 and 17)	253,216	279,383

Total current liabilities	1,138,908	1,060,833

Long-term debt, excluding current installments (Note 16)	179,647	179,750
Accrued pension and severance cost	246,256	248,467
Noncurrent operating lease liabilities (Note 14)	74,302	65,385
Other noncurrent liabilities (Note 11)	107,471	98,024

Total liabilities	1,746,584	1,652,459

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,551	403,119
Legal reserve	68,910	68,015
Retained earnings	3,524,168	3,538,037
Accumulated other comprehensive income (loss) (Note 10)	(42,054)	(151,794)
Treasury stock, at cost	(1,158,370)	(1,158,366)
(Number of shares)	(287,992,971)	(287,991,705)

Total Canon Inc. shareholders’ equity	2,971,967	2,873,773
Noncontrolling interests (Note 9)	226,271	224,656

Total equity (Note 9)	3,198,238	3,098,429

Total liabilities and equity	4,944,822	4,750,888

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	695,911	671,888
Services	183,439	170,763

	879,350	842,651
Cost of sales (Notes 14 and 18):
Products and Equipment	397,631	375,773
Services	87,327	82,519

	484,958	458,292

Gross profit	394,392	384,359
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	246,915	246,435
Research and development expenses	71,337	67,360

	318,252	313,795

Operating profit	76,140	70,564
Other income (deductions):
Interest and dividend income	608	424
Interest expense	(234)	(168)
Other, net (Notes 2, 10, 13 and 18)	(8,817)	(4,772)

	(8,443)	(4,516)

Income before income taxes	67,697	66,048
Income taxes	17,904	17,482

Consolidated net income	49,793	48,566
Less: Net income attributable to noncontrolling interests	3,818	4,112

Net income attributable to Canon Inc.	45,975	44,454

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	43.97	42.51
Diluted	43.96	42.50

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Consolidated net income	49,793	48,566
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	112,128	75,218
Net gains and losses on derivative instruments	(1,182)	(1,490)
Pension liability adjustments	(274)	19,904

	110,672	93,632

Comprehensive income (loss) (Note 9)	160,465	142,198
Less: Comprehensive income attributable to noncontrolling interests	4,750	4,994

Comprehensive income (loss) attributable to Canon Inc.	155,715	137,204

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Cash flows from operating activities:
Consolidated net income	49,793	48,566
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	54,350	50,885
(Gain) loss on disposal of fixed assets	(12,606)	624
Deferred income taxes	(2,553)	66
Decrease in trade receivables	479	39,865
Increase in inventories	(54,193)	(17,158)
Increase in trade payables	22,098	23,205
Decrease in accrued income taxes	(17,588)	(654)
(Decrease) increase in accrued expenses	(4,406)	2,780
Decrease in accrued pension and severance cost	(9,731)	(18,019)
Other, net (Note 14)	(10,219)	(914)

Net cash provided by operating activities	15,424	129,246

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(47,466)	(41,177)
Proceeds from sale of fixed assets (Note 5)	14,032	967
Proceeds from maturity of held to maturity securities	1,483	—
Purchases of securities	(2,583)	(110)
Proceeds from sale and maturity of securities	160	159
Acquisitions of businesses, net of cash acquired	(1,345)	—
Other, net	668	896

Net cash used in investing activities	(35,051)	(39,265)

Cash flows from financing activities:
Repayments of long-term debt	(474)	(468)
Decrease in short-term loans related to financial services, net (Notes 1 and 8)	(200)	(1,900)
Increase in other short-term loans, net (Notes 1 and 8)	99,560	19,999
Dividends paid	(57,517)	(41,831)
Repurchases and reissuance of treasury stock, net	(4)	(5)
Other, net	(3,135)	(1,582)

Net cash provided by (used in) financing activities	38,230	(25,787)

Effect of exchange rate changes on cash and cash equivalents	12,364	11,525

Net change in cash and cash equivalents	30,967	75,719
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	432,362	483,403

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	241	167
Income taxes	41,350	24,881

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Canon has changed the presentation of “Short-term loans related to financial services” separated from “Short-term loans and current portion of long-term debt” in the consolidated balance sheets from the fourth quarter of 2021. Further, Canon has separated the presentation of “Decrease in short-term loans related to financial services, net” from “Increase in short-term loans, net” and included the presentation of “Increase in short-term loans, net” in the consolidated statements of cash flows. These changes were made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements. To conform with the change in the presentation, the consolidated statement of cash flows for the quarter ended March 31, 2021 has been reclassified.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2022 and December 31, 2021 are summarized as follows:

	March 31, 2022	December 31, 2021
Consolidated subsidiaries	331	329
Affiliated companies	10	10

Total	341	339

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

In November 2021, Accounting Standards Update (“ASU”) No. 2021-10, “Disclosures by Business Entities about Government Assistance”-ASC 832 (“Government Assistance”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The disclosures shall include; (1) information about natures of the transactions and related accounting policies used to account for the transactions, (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. The standard is effective for annual reporting periods beginning after December 15, 2021. Canon is currently evaluating the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by FASB. The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Early application is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

In March 2022, ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”-ASC 326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Early application is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

Held-to-maturity debt securities included in short-term investments in the accompanying consolidated balance sheet were ¥661 million and ¥2,164 million at March 31, 2022 and December 31, 2021, respectively.

Held-to-maturity debt securities included in short-term investments at March 31, 2022 are as follows:

	Millions of yen
	Carrying amount	Estimated fair value	Difference
Due within one year	661	662	1

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at March 31, 2022 as follows:

	Millions of yen
	March 31, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	2,118	8	—	2,126

Noncurrent:
Corporate bonds	669	—	9	660

	2,787	8	9	2,786

There were no available-for-sale debt securities included in short-term investments and investments at December 31, 2021.

Maturities of available-for-sale securities included in short-term investments and investments in the accompanying consolidated balance sheets at March 31, 2022 are as follows:

Millions of yen
Fair value
Due within one year	2,126
Due within one year through five years	660

Total	2,786

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

The unrealized and realized gains and losses related to equity securities for the three months ended March 31, 2022 and 2021 are as follows:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Net gains and (losses) recognized during the period on equity securities	(2,584)	1,822
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	12	40

Unrealized gains and (losses) recognized during the period on equity securities still held at March 31	(2,596)	1,782

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥6,532 million and ¥6,661 million at March 31, 2022 and December 31, 2021, respectively. The impairment or other adjustments resulting from observable price changes recorded during the three months ended March 31, 2022 and 2021 were not significant.

Time deposits with original maturities of more than three months are ¥1,214 million and ¥1,213 million at March 31, 2022 and December 31, 2021, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2022	December 31, 2021
Notes	26,402	28,616
Accounts	514,880	493,816

Trade receivables	541,282	522,432
Allowance for credit losses	(12,952)	(12,494)

	528,330	509,938

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2022	December 31, 2021
Finished goods	445,717	395,381
Work in process	225,582	199,153
Raw materials	61,912	56,034

	733,211	650,568

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2022	December 31, 2021
Land	277,126	276,306
Buildings	1,755,701	1,728,811
Machinery and equipment	1,881,924	1,849,271
Construction in progress	46,021	43,283
Finance lease right-of-use assets	6,701	6,533

Cost	3,967,473	3,904,204
Less: Accumulated depreciation	(2,919,968)	(2,862,801)

Property, plant and equipment, net	1,047,505	1,041,403

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Lease income - sales-type and direct financing leases
Revenue at lease commencement	21,051	22,700
Interest income on lease receivables	4,611	4,454

Sales-type and direct financing leases income total	25,662	27,154

Lease income – operating leases	7,337	6,853

Variable lease income	1,166	1,166

Total lease income	34,165	35,173

Allowance for Credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥361,646 million and ¥346,624 million at March 31, 2022 and December 31, 2021, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Balance at beginning of year	3,791	3,068
Charge-offs	(684)	(486)
Provision	608	618
Translation adjustments and other	454	159

Balance at end of year	4,169	3,359

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at March 31, 2022 and December 31, 2021 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the three months ended March 31, 2022 and 2021. The amount that remained uncollected was ¥21,789 million and ¥23,984 million at March 31, 2022 and December 31, 2021, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at March 31, 2022 and December 31, 2021. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at March 31, 2022 and December 31, 2021.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2022	December 31, 2021
Notes	82,462	82,243
Accounts	268,939	256,361

	351,401	338,604

(8)	Short-Term Loans and Long-Term Debt

Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at March 31, 2022 and December 31, 2021 were ¥42,100 million and ¥42,300 million, and other short-term loans consisting of bank borrowings were ¥101,711 million and ¥1,301 million, respectively.

Canon has revolving credit facilities expiring in December 2023. The outstanding loans under the credit facilities are ¥174,000 million at a floating interest of 0.22% and Canon has no unused credit facilities as of March 31, 2022.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2022 and 2021 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Dividends to Canon Inc. shareholders (55.00 yen per share)				(57,517)			(57,517)		(57,517)
Dividends to noncontrolling interests								(3,135)	(3,135)
Transfer to legal reserve		1,432	895	(2,327)			—		—
Comprehensive income:
Net income				45,975			45,975	3,818	49,793
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					111,202		111,202	926	112,128
Net gains and losses on derivative instruments					(1,178)		(1,178)	(4)	(1,182)
Pension liability adjustments					(284)		(284)	10	(274)

Total comprehensive income (loss)							155,715	4,750	160,465

Repurchases and reissuance of treasury stock						(4)	(4)		(4)

Balance at March 31, 2022	174,762	404,551	68,910	3,524,168	(42,054)	(1,158,370)	2,971,967	226,271	3,198,238

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(168)					(168)	1,566	1,398
Dividends to Canon Inc. shareholders (40.00 yen per share)				(41,831)			(41,831)		(41,831)
Dividends to noncontrolling interests								(2,982)	(2,982)
Transfer to legal reserve			169	(169)			—		—
Comprehensive income:
Net income				44,454			44,454	4,112	48,566
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					74,391		74,391	827	75,218
Net gains and losses on derivative instruments					(1,508)		(1,508)	18	(1,490)
Pension liability adjustments					19,867		19,867	37	19,904

Total comprehensive income (loss)							137,204	4,994	142,198

Repurchases and reissuance of treasury stock						(5)	(5)		(5)

Balance at March 31, 2021	174,762	404,452	69,605	3,411,825	(232,039)	(1,158,374)	2,670,231	212,588	2,882,819

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2022 and 2021 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2021	5,519	(894)	(156,419)	(151,794)
Other comprehensive income (loss) before reclassifications	111,202	(2,021)	(878)	108,303
Amounts reclassified from accumulated other comprehensive income (loss)	—	843	594	1,437

Net change during the period	111,202	(1,178)	(284)	109,740

Balance at March 31, 2022	116,721	(2,072)	(156,703)	(42,054)

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2020	(113,646)	100	(211,243)	(324,789)
Other comprehensive income (loss) before reclassifications	74,391	(1,133)	18,366	91,624
Amounts reclassified from accumulated other comprehensive income (loss)	—	(375)	1,501	1,126

Net change during the period	74,391	(1,508)	19,867	92,750

Balance at March 31, 2021	(39,255)	(1,408)	(191,376)	(232,039)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2022 and 2021 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended March 31, 2022	Three months ended March 31, 2021	Affected line items in consolidated statements of income
Gains and losses on derivative instruments	1,144	(493)	Net sales
	(311)	130	Income taxes

	833	(363)	Consolidated net income
	10	(12)	Net income attributable to noncontrolling interests

	843	(375)	Net income attributable to Canon Inc.

Pension liability adjustments	883	2,055	Other, net
	(163)	(461)	Income taxes

	720	1,594	Consolidated net income
	(126)	(93)	Net income attributable to noncontrolling interests

	594	1,501	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,437	1,126

* Amounts in parentheses indicate gains in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon`s performance and billing to customers. Contract assets at March 31, 2022 and December 31, 2021 were ¥42,507 million and ¥44,722 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at March 31, 2022 and December 31, 2021 were ¥139,437 million and ¥132,087 million, respectively, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the three months ended March 31, 2022, which had been included in the deferred revenue balance at December 31, 2021, was ¥61,377 million.

Remaining performance obligations for products and equipment at March 31, 2022 primarily arise from the sales of certain industrial equipment, amounting to ¥130,467 million, 62% of which is expected to be recognized as revenue within one year, 36% is within two years and remaining 2% is within three years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is approximately 13% of total service revenue and the average remaining period for these fixed contracts as of March 31, 2022 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2022 and 2021 are as follows:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Net income attributable to Canon Inc.	45,975	44,454
Diluted net income attributable to Canon Inc.	45,974	44,453

	Number of shares
	Three months ended March 31, 2022	Three months ended March 31, 2021
Average common shares outstanding	1,045,630,287	1,045,631,768
Effect of dilutive securities:
Stock options	286,396	247,493

Diluted common shares outstanding	1,045,916,683	1,045,879,261

	Yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Net income attributable to Canon Inc. shareholders per share:
Basic	43.97	42.51
Diluted	43.96	42.50

During the three months ended March 31, 2022 and 2021, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2022 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2022 and December 31, 2021 are set forth below:

	Millions of yen
	March 31, 2022	December 31, 2021
To sell foreign currencies	187,594	169,392
To buy foreign currencies	29,087	27,453

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2022 and December 31, 2021.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2022	December 31, 2021
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	36	42
Liabilities:
Foreign exchange contracts	Other current liabilities	2,519	777

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2022	December 31, 2021
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	39	23
Liabilities:
Foreign exchange contracts	Other current liabilities	4,435	1,342

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2022 and 2021.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(2,836)	Net sales	(1,144)

	Millions of yen
Three months ended March 31, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,586)	Net sales	493

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(5,925)

	Millions of yen
Three months ended March 31, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(4,941)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expense in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Operating lease cost	11,096	10,156
Short-term lease cost	3,570	3,354
Other lease cost	48	23

Total	14,714	13,533

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	10,343	10,538

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	15,292	5,911

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at March 31, 2022.

Millions of yen
Within one year	33,753
Two years	24,464
Three years	17,156
Four years	12,509
Five years	9,097
Thereafter	14,223

Total future minimum lease payments	111,202
Less Imputed Interest	(5,193)

Total	106,009

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2022, commitments outstanding for the purchase of property, plant and equipment approximated ¥83,010 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥267,761 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,053 million and ¥10,812 million at March 31, 2022 and December 31, 2021, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,793 million at March 31, 2022. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2022 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the three months ended March 31, 2022 and 2021 are summarized as follows:

Three months ended March 31, 2022

Millions of yen
Balance at December 31, 2021	16,949
Addition	7,711
Utilization	(7,529)
Other	(91)

Balance at March 31, 2022	17,040

Three months ended March 31, 2021

Millions of yen
Balance at December 31, 2020	14,300
Addition	5,420
Utilization	(5,146)
Other	(106)

Balance at March 31, 2021	14,468

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2022 and December 31, 2021 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	March 31, 2022		December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(177,425)	(177,304)	(177,410)	(177,343)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

No single customer accounted for more than 10 percent of consolidated trade receivables as of March 31, 2022 and December 31, 2021.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2022 and December 31, 2021.

	Millions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	2,248	500	—	2,748
Short-term investments:
Available-for-sale:
Corporate bonds	2,126	—	—	2,126
Investments:
Available-for-sale:
Corporate bonds	660	—	—	660
Fund trusts and others	294	396	—	690
Equity securities	26,071	—	—	26,071
Prepaid expenses and other current assets:
Derivatives	—	75	—	75

Total assets	31,399	971	—	32,370

Liabilities:
Other current liabilities:
Derivatives	—	6,954	—	6,954

Total liabilities	—	6,954	—	6,954

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	500	—	500
Short-term investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Fund trusts and others	281	328	—	609
Equity securities	28,640	—	—	28,640
Prepaid expenses and other current assets:
Derivatives	—	65	—	65

Total assets	28,921	893	—	29,814

Liabilities:
Other current liabilities:
Derivatives	—	2,119	—	2,119

Total liabilities	—	2,119	—	2,119

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2022 and 2021, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currencies Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥14,008 million and a net loss of ¥12,796 million for the three months ended March 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥8,079 million and ¥6,114 million for the three months ended March 31, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥12,930 million and ¥12,588 million for the three months ended March 31, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended March 31, 2022 and 2021 consisted of the following components:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Service cost	8,044	8,245
Interest cost	3,082	2,698
Expected return on plan assets	(9,817)	(8,815)
Amortization of prior service credit	(2,051)	(2,020)
Amortization of actuarial loss	2,934	4,075

	2,192	4,183

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of three months or less classified as available-for-sale securities of ¥2,748 million and ¥500 million at March 31, 2022 and December 31, 2021, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon operates its business in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions/

Laser multifunction printers (MFPs) / Laser printers /Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses /

Digital compact cameras / Compact photo printers / Network cameras /

Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras /

Broadcast equipment / Multimedia projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems /

Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems /

Clinical chemistry analyzers / Digital radiography systems /

Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display)

lithography equipment / OLED display manufacturing equipment /

Vacuum thin-film deposition equipment / Die bonders /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2022 and 2021 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
2022:
Net sales:
External customers	503,643	156,976	118,103	101,180	(552)	879,350
Intersegment	1,135	225	95	24,643	(26,098)	—

Total	504,778	157,201	118,198	125,823	(26,650)	879,350
Operating cost and expenses	452,574	143,840	111,877	114,547	(19,628)	803,210

Operating profit	52,204	13,361	6,321	11,276	(7,022)	76,140
Other income (deductions)	2,852	366	96	271	(12,028)	(8,443)

Income before income taxes	55,056	13,727	6,417	11,547	(19,050)	67,697

2021:
Net sales:
External customers	468,174	148,109	124,328	102,184	(144)	842,651
Intersegment	1,181	495	86	22,368	(24,130)	—

Total	469,355	148,604	124,414	124,552	(24,274)	842,651
Operating cost and expenses	416,195	130,469	112,899	115,395	(2,871)	772,087

Operating profit	53,160	18,135	11,515	9,157	(21,403)	70,564
Other income (deductions)	1,514	(82)	199	92	(6,239)	(4,516)

Income before income taxes	54,674	18,053	11,714	9,249	(27,642)	66,048

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended March 31, 2022 and 2021 is as follows:

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Printing
Office multifunction devices	116,915	115,365
Office others	77,932	69,393

Office	194,847	184,758
Laser printers	149,333	136,250
Inkjet printers and Others	86,252	83,908

Prosumer	235,585	220,158
Production	73,211	63,258

Total	503,643	468,174
Imaging
Cameras	101,312	95,846
Network cameras and Others	55,664	52,263

Total	156,976	148,109
Medical
Diagnostic equipment	118,103	124,328

Industrial and Others
Lithography equipment	48,215	44,282
Industrial equipment	17,883	26,325
Others	35,082	31,577

Total	101,180	102,184

Corporate	(552)	(144)

Consolidated	879,350	842,651

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the three months ended March 31, 2022 and 2021 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2022:
Net sales:	220,558	252,670	217,680	188,442	879,350

2021:
Net sales:	224,268	218,358	210,989	189,036	842,651

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(20)	Subsequent Events

On May 11, 2022, Canon borrowed ¥50,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On May 9, 2022, the Board of Directors of the Company approved a plan to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Companies Act of Japan, as follows:

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 20.0 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From May 10, 2022 to August 4, 2022

(2)	Other Information

None.